Issuer Free Writing Prospectus dated February 7, 2011
Supplementing the Preliminary Prospectus dated January 20, 2011
Filed pursuant to Rule 433
Registration No. 333-168785
IMPERIAL HOLDINGS, INC.
     This free writing prospectus of Imperial Holdings, Inc. relates only to the shares of common stock described in, and should be read together with, the preliminary prospectus dated January 20, 2011 (the “Preliminary Prospectus”) included in Amendment No. 9 to the Registration Statement on Form S-1 (File No. 333-168785) of Imperial Holdings, Inc., as filed with the Securities and Exchange Commission on January 20, 2011 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below. The Preliminary Prospectus has been supplemented and updated by the preliminary prospectus included in Amendment No. 10 to the Registration Statement, which can be accessed through the following link: http://sec.gov/Archives/edgar/data/1494448/000095012311009470/w7883110sv1za.htm.
      The following information supplements and updates the information in the Preliminary Prospectus, and primarily relates to a decrease in the offering price, a reduction in the estimated net proceeds, a reallocation among our existing principal shareholders and our debenture holder of the number of shares of common stock that they will receive pursuant to the corporate conversion and the conversion of our debenture and the intent of one of our principal shareholders or its affiliates and our Chair and Chief Executive Officer to purchase shares of common stock in this offering. There has been no change in the number of shares of common stock to be sold in this offering or the number of shares to be outstanding upon completion of the offering.
Proposed Terms of Initial Public Offering

Share of common stock offered by us	16,666,667 shares

Over-allotment shares of common stock offered by us	2,500,000 shares

Shares of common stock to be outstanding after the offering	20,266,667 shares (or 22,766,667 if the underwriters exercise their over-allotment option in full)

Estimated range of initial public offering price	$10.00 to $12.00 per share

Use of proceeds	We estimate that our net proceeds from this offering, based on the sale of 16,666,667 shares of our common stock at an assumed initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the cover of the prospectus, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $168.1 million. We estimate that our net proceeds from this offering will be $194.0 million if the underwriters exercise their over-allotment option in full. We intend to use approximately $130.0 million of the net proceeds in our premium financing lending activities and up to $20.0 million in our structured settlement activities. We intend to use any remaining proceeds for general corporate purposes.

Pro forma as adjusted balance sheet and capitalization data	Based on the sale of 16,666,667 shares of our common stock at an assumed initial public offering price of $11.00 per share (and after giving effect to the corporate conversion, the conversion of our debenture and deducting underwriting discounts and commissions and estimated offering expenses payable by us), as of September 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $178.8 million, total assets would have been $354.1 million, total stockholders’ equity would have been approximately $206.8 million and our total capitalization would have been $269.4 million.

Dilution	After giving effect to our receipt of approximately $168.1 million of estimated net proceeds (after giving effect to the corporate conversion, the conversion of our debenture and deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the price range on the cover of the Preliminary Prospectus, our pro forma net tangible book value as of September 30, 2010 would have been approximately $206.8 million, or $10.20 per share of common stock. This amount represents an immediate decrease in pro forma net tangible book value of $0.54 per share of our common stock to existing shareholders and an immediate dilution of $0.80 per share of our common stock to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

Directed Shared Program	At our request, the underwriters have reserved for sale, at the initial offering price, up to 1,000,000 shares of our common stock for certain of our officers, directors, employees and shareholders, or their affiliates, who have expressed an interest in purchasing common shares in the offering. Pine Trading, Ltd., one of our principal shareholders, has advised us that it or one of its affiliates intends to purchase 433,399 of these reserved shares. Antony Mitchell, the Chair of our board of directors and our Chief Executive Officer, has advised us that he intends to purchase $2.7 million of these reserved shares, or approximately 245,000 shares of common stock based upon the midpoint of the price range on the cover of the Preliminary Prospectus. Shares purchased by our officers and directors, and their respective affiliates, will be subject to the lock-up agreements signed by them. Shares purchased by Pine Trading, Ltd., or one of its affiliates, will not be subject to the lock-up agreements. The number of shares of common stock available to the general public in the offering will be reduced by the amount sold in the directed share program. We will not pay an underwriting discount on any reserved shares sold to our officers, directors, employees or shareholders, or their affiliates. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

Reallocation of common stock ownership	As a result of changes to the plan of corporate conversion and changes to the terms of our debenture, there has been a reallocation of the number of shares of common stock issuable to our existing principal shareholders and our debenture holder upon completion of the corporate conversion and conversion of the debenture. The “Principal Shareholders” section on page 120 of the Preliminary Prospectus has been revised as set forth below.

PRINCIPAL SHAREHOLDERS

The table below contains information about the beneficial ownership of our outstanding common stock before and after the offering (after giving effect to the corporate conversion) by: (i) each of our directors and director nominees, (ii) each of our named executive officers, (iii) all of our directors, director nominees and executive officers as a group, and (iv) each beneficial owner of more than five percent of our common stock. As of February 3, 2011, after giving effect to the corporate conversion, the issuance of shares upon termination of the phantom stock agreements and the conversion of the $30.0 million debenture, we would have had outstanding 3,600,000 shares of common stock. The table below excludes any shares of common stock that may be purchased in the directed share program.

Beneficial ownership of our common stock is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held and also includes options and warrants to purchase shares currently exercisable or exercisable within 60 days after February 3, 2011. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Shares of Common Stock		Shares of Common Stock
	Shares of		Beneficially Owned		Beneficially Owned
	Common Stock		Following Offering		Following Offering
	Beneficially Owned		Assuming No Exercise of		Assuming Exercise of
	Prior to Offering		Underwriters Option		Underwriters Option in Full
	Amount	Percent	Amount	Percent	Amount	Percent

Branch Office of Skarbonka Sp. z o.o.(1)	1,272,727	35.4%	1,272,727	6.3%	1,272,727	5.6%
Pine Trading, Ltd.(2)	1,573,001	43.7%	1,573,001	7.8%	1,573,001	6.9%
Antony Mitchell(1)(2)	363,636	10.1%	363,636	1.8%	363,636	1.6%
Jonathan Neuman(1)(2)	363,636	10.1%	363,636	1.8%	363,636	1.6%
Deborah Benaim	—	—	—	—	—	—
Richard S. O’Connell, Jr.	—	—	—	—	—	—
David A. Buzen	—	—	—	—	—	—
Michael A. Crow	—	—	—	—	—	—
Walter M. Higgins III	—	—	—	—	—	—
Robert Rosenberg	—	—	—	—	—	—
A. Penn Hill Wyrough	—	—	—	—	—	—
All directors, director nominees and executive officers as a group (9 individuals)	3,573,000	99.3%	3,573,000	17.6%	3,573,000	15.7%

(1)	Branch Office of Skarbonka Sp. z o.o. is a company organized in Poland whose business address is 58, rue Charles Martel, L-2134 Luxembourg. Branch Office of Skarbonka Sp. z o.o. is controlled by Joseph Lewis.

(2)	Pine Trading, Ltd. is a Bahamas international business corporation whose business address is Charlotte House, Shirley Street — 1st floor, P.O. Box N-7529, Nassau, Bahamas. Pine Trading, Ltd. is controlled by David Haring.

     To review the preliminary prospectus included in Amendment No. 10 to the Registration Statement, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://sec.gov/Archives/edgar/data/1494448/000095012311009470/w7883110sv1za.htm
     OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001494448.
     IMPERIAL HOLDINGS, INC.(“IMPERIAL”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS IMPERIAL HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, FBR CAPITAL MARKETS WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING FBR CAPITAL MARKETS AT (703) 312-9500.

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